[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 1, 2015

Valerie Lithotomos Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund (File Nos. 333-188687 and 811-21652)

Dear Ms. Lithotomos:

Thank you for your telephonic comments, received March 10, 2015, regarding Post-Effective Amendment No. 4 (the "Amendment") to the Registration Statement on Form N-2 (the "Registration Statement") filed by Fiduciary/Claymore MLP Opportunity Fund (the "Fund") on February 13, 2015. We have considered your comments and, on behalf of the Fund, responses to those comments are set forth below. The Fund hereby represents that the changes referenced below will be reflected in the final prospectus and statement of additional information of the Fund, which will be filed in accordance with Rule 497 under the Securities Act of 1933, as amended, in connection with an offering of common shares under the Registration Statement.

Comment 1	The Prospectus states that the Fund may invest up to 20% of its Managed Assets in securities issued by non-public companies. Confirm whether the Fund invests in hedge funds.

Response 1	The Fund does not invest, and has no present intention to invest, in hedge funds.

Comment 2
The Prospectus states that the Fund may invest up to 25% of its Managed Assets in U.S. dollar-denominated securities of foreign issuers. To what extent does the Fund invest in issuers located in Russia or Ukraine? To the extent the Fund invests in issuers located in Russia or Ukraine, additional risk disclosure may be required,

Response 2	The Fund currently has no investments in securities of issuers located in Russia or Ukraine. The Fund has no present intention to invest in securities of issuers located in Russia or Ukraine.

Comment 3
In order to show the fee waiver disclosed in footnote (6) in the Summary of Fund Expenses table, confirm that such fee waiver will remain in effect for at least a year and can be modified only with the consent of the board.

Response 3	The fee waiver applies to all issuances of common shares pursuant to the Registration Statement and will remain in effect for the life of the Registration Statement. As

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April 1, 2015

explained in footnote 6, the Adviser has agreed to waive the advisory fees payable with respect to the assets attributable to Common Shares issued pursuant to the Registration Statement for the first three months after such Common Shares are issued and to waive half the advisory fees payable with respect to the assets attributable to such Common Shares for the subsequent three months. As a result, a portion of the advisory fee will be waived for a period ending six months after the final issuance of shares pursuant to the Registration Statement. Therefore, while the fee waiver is discussed in the footnote, the Summary of Fund Expenses table does not reflect the impact of this fee waiver. [Note to Draft: Do expenses need to be revised to back out the waiver?]

Comment 4	Delete statements under the heading “Use of Leverage” regarding anticipated ratings of preferred shares.

Response 4	The Fund has revised disclosure as requested.

Comment 5
The Fund’s website and fact card show a fund expense ratio of 1.43%, whereas the prospectus discloses an expense ratio of 10.50%. Revise the website and fact sheet disclosure to show the fund expense ratio inclusive of current and deferred tax expense.

Response 5
The Fund has revised the website to disclose the fund’s total expense ratio inclusive of current and deferred tax expense, as reported in the Fund’s most recent audited financial statements.  The Fund has revised the fact card to eliminate the presentation of the total expense ratio.

Comment 6
For the fiscal year ended November 30, 2013, the Fund’s distributions included 7% return of capital. For the fiscal year ended November 30, 2014, the Fund’s distributions included 27% return of capital. Confirm that the fund discloses effects to shareholders of return of capital distributions.

Response 6
The Fund discloses in the Prospectus that “The Fund anticipates that a significant portion of the distributions received by the Fund from the MLPs in which it invests will consist of return of capital” and “[w]hile the Fund will generally seek to maximize the portion of the Fund’s distributions to Common Shareholders that will consist of return of capital, no assurance can be given in this regard.” In any given year, the amount of distributions that will consist of return of capital will be reduced by the amount of the Fund’s current and accumulated earnings and profits. The Fund has added disclosure to the Prospectus that the portion of the Fund’s distributions that will consist of return of capital may vary significantly from year to year.

The Fund confirms that the Prospectus discloses the effects to shareholders of return of capital distributions. For example, under “Prospectus Summary – Tax Considerations” the Fund discloses that “If the Fund’s distributions exceed the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the shareholder’s tax basis in the Common Shares (thus reducing a

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April 1, 2015

shareholder’s adjusted tax basis in the Common Shares), and thereafter as capital gain assuming the Common Shares are held as a capital asset. While the Fund will generally seek to maximize the portion of the Fund’s distributions to Common Shareholders that will consist of return of capital, no assurance can be given in this regard. Upon the sale of Common Shares, a shareholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale and the shareholder’s adjusted tax basis in the Common Shares sold.” Additional disclosure regarding the impact of return of capital distributions is included under “Risks—Distribution Risk” and “U.S. Federal Income Tax Considerations.”

Comment 7
The Summary of Fund Expenses table discloses an expense ratio of 10.50%, whereas the Financial Highlights discloses an expense ratio of 10.58% for the fiscal year ended November 30, 2014. Explain this discrepancy.

Response 7
The Fund has revisited its calculations in the Summary of Fund Expenses table, and has revised such expenses as follows:

Management Fees:                                            1.33%
Interest Payments on Borrowed Funds:          0.39%
Other Expenses:                                                0.13%
Current Income Tax Expense:                          0.16%
Deferred Income Tax Expense:                        8.63%
Total Annual Expenses:                                    10.64%

The Fund notes that the discrepancy between the Total Annual Expenses figure of 10.64% shows in the Summary of Fund Expenses table versus the 10.58% figure shown in the Financial Highlights results because the Management Fee and Interest Payment on Borrowed Funds disclosed in the Summary of Fund Expenses table is calculated, as disclosed in footnote 5 and 7 to the table, based on the capital structure of the Fund as of November 30, 2014, whereas the Financial Highlights data is based on average net assets over the fiscal year ended November 30, 2014.  The Fund believes that using the capital structure of the Fund as of the date of the Fund’s most recent financial statements provides a more accurate indication of the “costs and expenses that the investor will bear directly or indirectly” (as required by Item 3 of Form N-2) relative to using average data for the prior year.

Comment 8	The Summary of Fund Expenses table states that it is based on 25% leverage, whereas the Fund’s outstanding leverage as of February 27, 2015 was 25.8%. Explain this discrepancy.

Response 8
As noted in the introduction to the Summary of Fund Expenses table, the table is based on the capital structure of the Fund as of November 30, 2014, the end of the Fund’s most recent fiscal year. As of that date, the Fund had outstanding leverage of 24.5% of its Managed Assets, which has been rounded to 25% for purposes of the Summary of Fund Expenses table. Furthermore, as disclosed in the Prospectus, under current market conditions, the Sub-Adviser generally targets financial leverage of 22% to 28% of the

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April 1, 2015

Fund’s Managed Assets. Therefore, the Fund believes that 25% leverage, as used in the Summary of Fund Expenses table, provides a reasonable estimation of the expenses that would be borne by common shareholders who invest in the Fund. Finally, the Fund notes that the impact on the Fund’s annual expense ratio were the Summary of Fund Expenses table calculated using 25.8% leverage instead of 25% leverage would be less than two (2) basis points.

Comment 9	Delete footnote 8 to the Summary of Fund Expenses table.

Response 9
The Fund has revised footnote 8 to comply with Instruction 6 to Item 3 of Form N-2, which instructs the Fund to “State in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year.”

Comment 10
Under the heading “Deferred Income Tax Expense” the Fund shows a deferred income tax expense of 8.54% for the fiscal year ended November 30, 2014. However, in the Financial Highlights, for the fiscal year ended November 30, 2014, the difference between the Fund’s expense ratio excluding tax expense and the Fund’s expense ratio including tax expense is 8.79%. Explain this discrepancy.

Response 10
The Fund notes that the disclosure under the heading “Deferred Income Tax Expense” discusses only the Fund’s deferred income tax expense. However, the difference between the two expense ratios contained in the Financial Highlights reflects both deferred and current tax expense.  As noted in response #7, the Fund has recalculated Deferred Income Tax Expense in the Summary of Fund Expenses table and under the heading “Deferred Income Tax Expense” to be 8.63% while the Current Income Tax Expense equates to 0.16%. The sum of the Deferred Income Tax Expense and Current Income Tax Expense equates to the 8.79% difference noted in comment #10.

Comment 11	Can amounts waived under the fee waiver described in footnote (6) to the Summary of Fund Expenses Table be recouped.

Response 11	No. The fee waiver does not provide for recoupment of any amounts previously waived.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman